Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
11 Hau Fook Street Limited	Hong Kong

Apiguru Pty Ltd.	Australia

Beijing SGOCO Image Technology Co., Ltd.	People’s Republic of China

First Asia Finance Limited	Hong Kong

FOR THE FUTURE, Inc.	Republic of Seychelles

Giant Connection Limited	Republic of Seychelles

Giant Credit Limited	Hong Kong

Giant Financial Services Limited	Samoa

Paris Sky Limited	Marshall Islands

Riches Advisory Limited	Hong Kong

Riches Elite Technology (Shenzhen) Co., Ltd.	People’s Republic of China

Riches Finance Group Limited	Hong Kong

Riches Holdings Limited	Cayman Islands

Riches Property Limited	Hong Kong

SGOCO International (HK) Limited	Hong Kong

Suns Tower Limited (Formerly known as “First Asia Tower Limited”)	Hong Kong

Vision Lane Limited	British Virgin Islands